Exhibit 99.12

NEW RELEASE

“For Immediate Release”

POLY-PACIFIC RECEIVES KINGSTON APPROVAL

March 1, 2007. Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX-V: "PMB"; OTCBB: "PLYPF"; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce that the City Council of Kingston has approved an agreement at its counsel meeting held on February 27, 2007. This agreement, subject to certain conditions being fulfilled, will allow Poly-Pacific to gain access for the assessment of fibre resource located at the Kingston West (McAdoo) landfill site.

The City of Kingston wishes to investigate the potential for removal and recycling polymer fibres (nylons and polyesters) that are believed to be present in the former Kingston West Landfill Site (also know as the McAdoo Lane Landfill). The McAdoo Lane Landfill Site was operated as a licensed landfill from 1970 through to its closure in 1987. Although no formal records of landfilling were kept, it is estimated that approximately 180,000 tonnes (360 million pounds) of industrial waste were landfilled between 1970 and 1987 and that the overall volume of the present landfill is in the order of 1 million cubic metres.

Upon meeting the conditions as outlined in the access agreement, the City of Kingston will grant Poly-Pacific a license to access the site for the sole purpose of assessing the feasibility of extracting fibre resource from the site. The term of this agreement continues until November 1, 2007, subject to an extension by the mutual agreement of the parties.

Poly-Pacific has retained the engineering services of Kleinfeldt Consultants Ltd. of Toronto, Ontario to undertake the assessment and feasibility of this project.

Mr. Randy Hayward, President, states: “The McAdoo Lane Landfill site presents Poly-Pacific with a unique opportunity to use our expertise to reclaim significant quantities of a valuable fibre resource. Subject to proving the commercial viability of this project, we are enthusiastic regarding the economic benefits that will accrue to the City of Kingston and the shareholders of Poly-Pacific.”

Mr. Charlie Mignault, Director of Business Development of the Kingston Economic Development Corporation (KEDCO) states: “Poly-Pacific, an environmental remediation company with a strong R&D focus, is exactly the type of business Kingston is looking for. I am confident that this opportunity will leverage a strong manufacturing presence and create employment for our manufacturing sector. This exciting opportunity is further evidence that Kingston is the best place in Ontario to live, work and raise a family! The Poly-Pacific advantage puts them in a cutting edge position and there are strong indications of future growth for this company.”

This release may contain forward looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release. We seek safe harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the release.

Contact:

Randy Hayward

Phone: 604-293-8885

Fax: 604-293-8234